UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6 – K /A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2017

Commission File Number 0-31691

ZIM CORPORATION

150 Isabella Street, Suite 150

Ottawa, Ontario

Canada K1S 1V7

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

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This Form 6-K/A amends the Form 6-K filed by our company on November 16, 2016 (the “Original Form 6-K”) in order to fix a clerical error. Page 16 of the Original Form 6-K inadvertently stated that Raymond Chabot Grant Thornton LLP were appointed our registered public accounting firm. In fact, MNP has been ratified by our shareholders as our registered public accounting firm, as stated elsewhere in the Original Form 6-K.

Except as otherwise stated in this Form 6-K/A, there are no other changes to the disclosure contained in the Original 6-K, which speaks as of the dates indicated therein.

SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZIM Corporation

Registrant

DATE	SIGNATURE
January 25, 2017	/s/ Dr. Michael Cowpland Dr. Michael Cowpland, President and Chief Executive Officer

DATE	SIGNATURE
January 25, 2017	/s/ John Chapman John Chapman, Chief Financial Officer

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